                                ALSTON & BIRD LLP
                                 90 Park Avenue
                            New York, New York 10016

                                  212-210-9400
                               Fax: 212-210-9444
                                 www.alston.com


Mark F. McElreath    Direct Dial: 212-210-9595    E-mail: mmcelreath@alston.com

                               December 19, 2005

VIA:  UPS AND EDGAR

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
100 F Street, N.E.
Division of Corporation Finance
Mail Stop 6010
Washington, D.C. 20549


Re: Keryx Biopharmaceuticals, Inc.
    Annual Report on Form 10-K for the year ended December 31, 2004 File No. 000-30929

Dear Mr. Rosenberg:

     At the request and on behalf of our client, Keryx Biopharmaceuticals, Inc. (the "Company"), we hereby file, via EDGAR, a response to the comment of the Securities and Exchange Commission (the "Commission") received by telephone from James Pecklink ((202) 551-3661), on December 16, 2005, relating to the Company's Annual Report on Form 10-K for the year ended December 31, 2004 (File No. 000-30929) (the "Form 10-K"). This response has been prepared by the Company with the assistance of its legal counsel. A copy of this letter is also being sent to the Commission via overnight mail.

Comment:

     (This comment has been paraphrased.) Please indicate that the table including information about total research and development costs for the years 2004, 2003 and 2002 as included in your letter dated August 12, 2005, will be included in the voluntary Form 8-K to be filed after all of the comments have been cleared.

Response:

     As described in our letter to the Commission dated August 12, 2005, we intend to include the following disclosure regarding our research and development costs for each of KRX-101, KRX-0401 and our other drug candidates in a voluntary filing on Form 8-K.


   One Atlantic Center              Bank of America Plaza            3201 Beechleaf Court, Suite 600    601 Pennsylvania Avenue, N.W
1201 West Peachtree Street    101 South Tryon Street, Suite 4000          Raleigh, NC 27604-1062         North Building, 10th Floor
  Atlanta, GA 30309-3424           Charlotte, NC 28280-4000                    919-862-2200               Washington, DC 20004-2601
       404-881-7000                       704-444-1000                      Fax: 919-862-2260                  202-756-3300
    Fax: 404-881-7777                  Fax: 704-444-1111                                                     Fax: 202-756-3333


The Form 8-K will also include the disclosures described in our letter dated December 2, 2005.

     Research and Development Costs Per Drug Candidate
     -------------------------------------------------

     Research and development costs for the years ended December 31, 2004, 2003 and 2002 were $[_________], $[_________] and $[_________], respectively.
Research and development expenses consist primarily of salaries and related personnel costs, fees paid to consultants and outside service providers for clinical and laboratory development, facilities-related and other expenses relating to the design, development, testing, and enhancement of our product candidates and technologies, as well as expenses related to in-licensing of new product candidates. We expense our research and development costs as they are incurred.

     The following table sets forth the research and development costs per project for the periods presented.



                                                        Years ended December 31,
                                                        ------------------------

                                                                  Cumulative, as
                                                                    of December
                              2004         2003        2002          31, 2004
                            --------    ---------    ---------    --------------

KRX-101                    [_______]    [_______]    [_______]       [_______]

KRX-0401                   [_______]    [_______]    [_______]       [_______]

Other Drug Candidates      [_______]    [_______]    [_______]       [_______]

--------------------------------------------------------------------------------

Total Research and
Development Costs          [_______]    [_______]    [_______]       [_______]


                                     * * *

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     The Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K; (ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any further questions, comments or informational requests relating to this matter, please do not hesitate to contact me at the telephone number above.

                                                           Sincerely,


                                                           /s/ Mark F. McElreath
                                                           ---------------------
                                                           Mark F. McElreath

Cc:   Michael S. Weiss
      Chief Executive Officer
      Keryx Biopharmaceuticals, Inc.

      Ron Bentsur
      Vice President Finance and Investor Relations
      Keryx Biopharmaceuticals, Inc.

      Dr. Lindsay Rosenwald
      Chairperson of the Audit Committee
      Keryx Biopharmaceuticals, Inc.

      Timothy J. Zanni
      Audit Partner, KPMG LLP
      New York, New York